UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Agios Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

00847X107
(CUSIP Number)

December 31, 2015
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00847X107	13G	Page 2 of 6

Item 1(a).               Name of Issuer

Agios Pharmaceuticals, Inc. (the “Issuer”).

Item 1(b).               Address of Issuer’s Principal Executive Offices

38 Sidney Street, 2nd Floor, Cambridge, MA  02139

Item 2(a).               Name of Person Filing

ARCH Venture Fund VII, L.P. (“ARCH Venture Fund VII”); ARCH Venture Partners VII, L.P. (“AVP VII LP”); ARCH Venture Partners VII, LLC (“AVP VII LLC”) (collectively, the “Reporting Entities” and individually, each a “Reporting Entity”); and Keith Crandell (“Crandell”), Robert Nelsen (“Nelsen”) and Clinton Bybee (“Bybee”) (collectively, the “Managing Directors” and individually, each a “Managing Director”).  The Reporting Entities and the Managing Directors collectively are referred to as the “Reporting Persons”.

Item 2(b).               Address of Principal Business Office or, if none, Residence

8725 W. Higgins Avenue, Suite 290, Chicago, IL 60631

Item 2(c).               Citizenship

ARCH Venture Fund VII and AVP VII LP are limited partnerships organized under the laws of the State of Delaware. AVP VII LLC is a limited liability company organized under the laws of the State of Delaware.  Each Managing Director is a US citizen.

Item 2(d).              Title of Class of Securities

Common stock, par value $0.001 per share.

Item 2(e).               CUSIP Number

00847X107

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable.

Item 4.                   Ownership

Not Applicable.

CUSIP No. 00847X107	13G	Page 3 of 6

Item 5.                   Ownership of Five Percent or Less of a Class

Each of the Reporting Persons has ceased to beneficially own five percent (5%) or more of the Issuer’s outstanding Common Stock.

Item 6.                   Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable.

Item 8.                   Identification and Classification of Members of the Group

Not Applicable.

Item 9.                   Notice of Dissolution of Group

Not Applicable.

Item 10.                 Certification

Not Applicable.

CUSIP No. 00847X107	13G	Page 4 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 11, 2016

ARCH VENTURE FUND VII, L.P.

By:         ARCH Venture Partners VII, L.P.
its General Partner

By:         ARCH Venture Partners VII, LLC
its General Partner

By:                      *
        Keith Crandell
        Managing Director

ARCH VENTURE PARTNERS VII, L.P.

By:         ARCH Venture Partners VII, LLC
its General Partner

By:                      *
        Keith Crandell
        Managing Director

ARCH VENTURE PARTNERS VII, LLC

By:                      *
        Keith Crandell
        Managing Director

                     *
Keith Crandell

                *
Robert Nelsen

                *
Clinton Bybee

* By: /s/ Mark McDonnell
          Mark McDonnell as
          Attorney-in-Fact

This Amendment No. 2 to Schedule 13G was executed by Mark McDonnell pursuant to Powers of Attorney attached hereto as Exhibit 2 and incorporated herein by reference.

CUSIP No. 00847X107	13G	Page 5 of 6

Exhibit 1

AGREEMENT

Pursuant to Rule 13d-1-(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of stock of Agios Pharmaceuticals, Inc.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Dated:  February 11, 2016
ARCH VENTURE FUND VII, L.P.

By:         ARCH Venture Partners VII, L.P.
its General Partner

By:         ARCH Venture Partners VII, LLC
its General Partner

By:                      *
        Keith Crandell
        Managing Director

ARCH VENTURE PARTNERS VII, L.P.

By:         ARCH Venture Partners VII, LLC
its General Partner

By:                      *
       Keith Crandell
       Managing Director

ARCH VENTURE PARTNERS VII, LLC

By:                      *
        Keith Crandell
        Managing Director

                *
Keith Crandell

                *
Robert Nelsen

                *
Clinton Bybee

* By: /s/ Mark McDonnell
          Mark McDonnell as
          Attorney-in-Fact

This Agreement was executed by Mark McDonnell pursuant to Powers of Attorney attached hereto as Exhibit 2 and incorporated herein by reference.

CUSIP No. 00847X107	13G	Page 6 of 6

Exhibit 2

POWERS OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Mark McDonnell his true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as a direct or indirect general partner, director, officer or manager of any partnership, corporation or limited liability company, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the Financial Industry Regulatory Authority, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 7th day of May, 2013.

ARCH VENTURE FUND VII, L.P.

By:         ARCH Venture Partners VII, L.P.
its General Partner

By:         ARCH Venture Partners VII, LLC.
its General Partner

By:  /s/ Keith Crandell
        Managing Director

ARCH VENTURE PARTNERS VII, L.P.

By:	ARCH Venture Partners VII, LLC
its General Partner

By:  /s/ Keith Crandell
       Managing Director

ARCH VENTURE PARTNERS VII, LLC

By:  /s/ Keith Crandell
        Managing Director

/s/ Keith Crandell
Keith Crandell

/s/ Robert Nelsen
Robert Nelsen

/s/ Clinton Bybee
Clinton Bybee